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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT

                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                            ------------------------

                             THE UNION CORPORATION

                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             THE UNION CORPORATION

                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                  906072 10 3
                             (CUSIP number of Class
                                 of Securities)

                               WILLIAM B. HEWITT
                                   PRESIDENT
                             THE UNION CORPORATION
                                   SUITE 100
                                211 KING STREET
                        CHARLESTON, SOUTH CAROLINA 29401
                                 (803) 958-3800

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                WITH A COPY TO:

                             ROBERT H. HAINES, ESQ.
                        ZIMET, HAINES, FRIEDMAN & KAPLAN
                                460 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 486-1700

                                January 14, 1998

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") which relates to the tender offer (the "Offer") made by Sherman Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Outsourcing Solutions Inc. ("Parent"), a Delaware corporation, disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") dated December 24, 1997, to purchase all outstanding shares Common Stock, par value $.50 per share (the "Shares") of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, the "Offer Documents").

ITEM 4 OF THE SCHEDULE 14D-9 IS HEREBY AMENDED AND SUPPLEMENTED IN ITS ENTIRETY AS FOLLOWS:

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION.

    On December 22, 1997, the Board of Directors unanimously approved the Merger Agreement and the transactions contemplated thereby in all respects, and determined that each of the Offer and the Merger is fair to, and in the best interest of, the stockholders of the Company. The Board recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (B) BACKGROUND; OPINION OF FINANCIAL ADVISOR; REASONS FOR RECOMMENDATION.

Background.

    Pursuant to an engagement letter dated September 15, 1997, the Company retained CIBC Oppenheimer Corp. ("Oppenheimer") as its financial adviser in connection with the Merger. Oppenheimer issued its written opinion dated December 22, 1997, that, based upon and subject to the various considerations set forth therein, the proposed consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. No limitations were imposed by the Company upon Oppenheimer with respect to investigations made or procedures followed by Oppenheimer in rendering its opinion.

    THE FULL TEXT OF OPPENHEIMER'S OPINION DATED DECEMBER 22, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY OPPENHEIMER, IS ATTACHED HERETO AS EXHIBIT (C). The Company's shareholders are urged to read the opinion in its entirety. Oppenheimer's opinion is addressed to the Company's Board, is directed only to the fairness of the merger consideration and does not constitute a recommendation to any shareholder of the Company as to whether or not shareholders should tender their common shares pursuant to the Offer. The summary set forth in this Schedule 14D-9 of the Oppenheimer opinion is qualified in its entirety by reference to the full text of the opinion attached hereto as Exhibit (c).

    Oppenheimer's relationship with the Company started in July 1994, when the Company and Oppenheimer entered into an agreement for Oppenheimer to act as the Company's exclusive financial advisor. On June 4, 1996, the Company announced publicly that Oppenheimer had been retained as financial advisor to explore strategic alternatives to maximize shareholder value. Oppenheimer advised the directors that a sale of the Company appeared to be the most effective means to maximize shareholder value. A large scale marketing effort was begun during the months of June, July, August and September. Approximately 200 candidates were approached during this time with 100 candidates signing Confidentiality Agreements. On behalf of the Company, Oppenheimer received 17 indications of interest with 12 advancing to the next round following a request for new bids. This narrowing of bidders, during the months of August and September 1996, was followed by a period where each bidder was given a chance to conduct

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due diligence. All 12 conducted preliminary legal and environmental due diligence with three dropping out. Nine were invited to management presentations during the months of September, October and November; two declined and seven parties attended the management presentations. Ultimately, one bidder offered a price of $28.00 per share, 95% ($26.60) cash and 5% stock, and proceeded to go forward on diligence and drafting of a proposed agreement. The proposed transaction was terminated in April, 1997 following a reduction by the bidder of the proposed offering price and certain other conditions deemed not to be in the best interest of the stockholders of the Company. The Company understands that the reduction of the proposed offering price was the result of concerns developed by the bidder following its environmental due diligence review. Thereafter, all marketing efforts relating to a sale of the Company were terminated.

    On April 21, 1997, NCO Group, Inc. ("NCO"), an accounts receivable management company, wrote to the Company expressing an interest in opening a dialogue with the Company relative to a potential business combination. NCO completed an initial public offering of its common stock in November 1996. NCO's April 21 letter did not set forth any specific proposals but suggested two scenarios, an all stock transaction at a price range of $24-$27 per share payable in NCO stock or a cash transaction at a price range of $22-$25 per share. On April 23, 1997, the Company responded to NCO's letter and declined further discussions with NCO, stating that, among other things, the price range for the Company set forth by NCO was insufficient. From time to time during the summer of 1997 NCO contacted the Company to explore a possible acquisition of the Company by NCO, but NCO did not then make any specific acquisition proposal.

    On August 5, 1997, Parent, one of the original twelve (12) bidders that had previously indicated an interest in the Company, sent the Company an unsolicited letter expressing interest in acquiring the Company through a merger transaction at a cash price of $28.50 per share. On August 18, 1997, the Company entered into a confidentiality agreement with Parent in order to allow Parent to commence limited due diligence and review certain non-public Company information. The Company informed Parent that it considered the $28.50 per share cash price to be an unacceptable price, but agreed to continue discussions with Parent. The Company requested that Parent conduct only environmental and legal due diligence and respond with an acceptable cash price before conducting full scale due diligence with respect to the Company.

    On September 2, 1997, NCO contacted the Company indicating an interest in acquiring or merging with the Company. On September 3, 1997, the Company informed NCO that the Company would consider its inquiry and would respond in due course. On September 9, 1997, NCO expressed its interest in discussing with the Company a stock-for-stock acquisition of the Company, accounted for as a pooling of interests, in which the Company's shareholders would receive NCO stock valued by NCO in excess of $35 per share, and potentially in the high $30's depending upon its due diligence review.

    At a regular meeting of the Board on September 10, 1997, the Board discussed, among other things, the unsolicited all cash proposal from Parent and the unsolicited stock-for-stock proposal from NCO. The Board considered the proposals and concluded that the Company should continue discussions with both Parent and NCO. It was the consensus of the Board that if the Company were to receive an offer to purchase the Company at a per share price that the Board considered to be favorable to the Company's shareholders, it would be preferable to receive an all cash payment rather than stock. However, the Board also agreed that it would consider a stock-for-stock transaction if such a transaction were more advantageous to and in the best interests of the Company's shareholders.

    Thereafter, on September 15, 1997, representatives of the Company met with representatives of NCO to discuss NCO's proposal, and prior to such discussions, NCO and the Company entered into a confidentiality agreement. At that meeting, the Company's management advised NCO that a cash transaction was preferable to a stock transaction, and suggested that any stock-for-stock transaction should include, in addition to a collar on the NCO stock price, a mechanism that would allow the Company's

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stockholders to receive a guaranteed price in cash. Management requested that
NCO respond to this suggestion. NCO has not responded to this suggestion.

    On September 23, 1997, after negotiations with the Company's management regarding the price, Parent advised the Company in a letter that, subject to the finalization of due diligence, it was prepared to offer to acquire the Company in a merger in which the Company's shareholders would receive $31.50 per share in cash. Parent's proposal also requested that, in consideration for the expenses to be incurred by Parent in conducting due diligence and negotiating a definitive merger agreement, the Company and its agents agree that for a thirty
(30) day period, they would not encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any person other than Parent concerning any stock or asset purchase, merger or similar transaction. Based upon the increase in Parent's cash offer, the Company agreed to that requirement.

    On September 30, 1997, NCO sent a letter to the Company expressing an interest in discussing with the Company a merger transaction under one of three options: (1) an all cash transaction at $30 per Share; (2) a 50% cash and 50% stock deal valued by NCO at $34 per Share; or (3) an all stock transaction, accounted for as a pooling of interests, in which the Company's shareholders would receive a number of shares of NCO stock amounting to $39 per Share. This expression of interest was made prior to NCO conducting any due diligence, including environmental due diligence-- an event that previously had caused other possible suitors to decline to bid for the Company or to discount the value of the Company's stock and, as stated above, a bidder to decrease its bid for the Company after conducting substantial due diligence. NCO's letter stated that the cash alternative was not a viable alternative and that an all stock transaction was the best alternative from NCO's perspective. NCO also mentioned, without elaboration, the possibility of providing an appropriate collar around NCO's stock, but did not respond to management's suggestion concerning a mechanism that would allow the Company's stockholders to receive a guaranteed price in cash. The Company informed NCO that it would consider NCO's proposals. On November 14, 1997, when Parent agreed to maintain its offer of $31.50 per share in cash, despite its reservations concerning environmental issues and certain litigation matters after conducting substantial due diligence, the Company extended the exclusivity provisions contained in the September 23, 1997 letter agreement with Parent until December 31, 1997.

    At a regular meeting of the Board, on November 19, 1997, the Board considered the proposals submitted by NCO in its letter of September 30, 1997. Oppenheimer representatives made a presentation reviewing the NCO proposals. Oppenheimer concluded that the September 30, 1997 NCO letter did not make any proposals which were as favorable to the Company's shareholders as Parent's $31.50 per share cash proposal. Oppenheimer also concluded, based upon its analysis, that the two stock proposals in the NCO letter were not likely to result in the consummation of a transaction at the stated consideration. Among the reasons for Oppenheimer's conclusions relating to the stock proposals were the estimated value of the NCO stock taking into account, among other things, its high price/earnings multiple, the illiquidity of NCO's stock, the apparently highly dilutive effect of the proposals on NCO's stock and the absence of any due diligence on the part of NCO. After discussing Oppenheimer's analysis of NCO's proposals and considering the possible risk to the on-going negotiations with Parent in the event the Company were to pursue the NCO proposals, the Board unanimously resolved that Parent's offer of $31.50 per share in cash was in the best interests of the Company's shareholders and superior to the proposals outlined by NCO. The Board also approved the extension of the exclusivity arrangement with Parent, and authorized the Company's management and agents to continue negotiations with Parent and to report to the Board before concluding such negotiations.

    On December 17, 1997, the Company's Board of Directors met to review the status of negotiations with Parent. At that meeting, Oppenheimer provided the Board with its written analysis of Parent's offer and provided the Board with its views concerning the fairness of Parent's offer. After discussion, the Board authorized management to proceed with negotiations and the finalization of the definitive transaction documents, subject to final approval by the Board. Thereafter, on December 22, 1997, the Company's

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Board met to consider the final terms of Parent's offer. At that meeting
Oppenheimer rendered its written opinion that Parent's $31.50 cash per share offer was fair to the Company's shareholders from a financial point of view, as described below. The Board approved the terms of the final agreement with Parent and authorized management to execute such agreement on behalf of the Company, and to prepare and file all necessary documents with the appropriate regulatory agencies.

    After the transaction with Parent was publicly announced, on December 23, 1997 NCO contacted the Company regarding the Merger. Since that date there has been no further contact from NCO.

Opinion of Financial Advisor.

    In connection with rendering its opinion dated December 22, 1997, Oppenheimer reviewed among other things: (a) the Merger Agreement; (b) the Tender Agreement; (c) audited consolidated financial statements and management's discussion and analysis of the financial condition and results of operations for the Company for the three fiscal years ended June 30, 1997; (d) certain other publicly available business and financial information relating to the Company;
(e) certain internal financial analyses, budgets, projections and forecasts for the Company, prepared by and reviewed with the management of the Company; (f) the views of senior management of the Company of the past and current business operations, results thereof, financial condition and future prospects; (g) a comparison of certain financial information for the Company, in each case with similar information for certain other companies considered comparable to the Company; (h) the financial terms of certain recent business combinations in the accounts receivable industry; (i) the current market environment generally and the accounts receivable environment in particular; and (j) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Oppenheimer considered appropriate in the circumstances.

    The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Oppenheimer believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying the analyses set forth in its opinion. In addition, Oppenheimer considered the results of all such analyses and did not assign relative weights to any of the analyses, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Oppenheimer's view of the actual value of the Company or the combined entity.

    The following is a summary of the analyses presented by Oppenheimer to the Company's Board in connection with Oppenheimer's written opinion dated December 22, 1997, the date the Company's Board of Directors approved the Offer and the
Merger:

Comparable Company Analysis. Using publicly available information, Oppenheimer compared selected financial information for the Company with similar information for eight selected comparable companies in the receivables management industry. However, no company is exactly comparable. Oppenheimer notes that of the group of selected companies, two companies are pure play collection companies: FCA International ("FCA") and NCO. FCA is a Canadian company in financial difficulty, while NCO recently completed an initial public offering and has a limited history of operations and is thinly traded. For each of these companies, Oppenheimer calculated, among other things, return on average assets, return on average equity, price/book, market capitalization/revenues, price/earnings per share ("EPS") for the latest twelve months ended September 30, 1997 ("LTM"), forecasted 1997 and forecasted 1998, and compared the results of these calculations to calculations made by Oppenheimer for the Company.

    This analysis showed, as of December 15, 1997, that the Company had a return on average assets of 6.73%, above the group average of 6.23%. The Company's return on average equity of 12.36% is below the group average of 17.55%. The Company's price/book and market capitalization/revenues of 2.19x and 1.31x are both below the group averages of 4.90x and 5.15x, respectively. In addition, the Company's EPS multiple for the LTM, 1997 and 1998 of 20.59x, 15.47x and 13.56x, respectively, are all below the group's averages of 27.30x, 23.88x and 18.33x respectively. Further, the trailing twelve months earnings before

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interest, taxes, depreciation and amortization ("EBITDA") and net income margins for the Company of 15.81% and 6.82% are both below the comparable group mean of 26.61% and 15.69%.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Oppenheimer estimated the present value of the future streams of after-tax cash flows that the Company could produce through June 30, 2002. In this analysis, Oppenheimer estimated the terminal value multiple of cash flows to be a range from 9 to 12 times the Company's estimated after-tax cash flows for the twelve months ended June 30, 2002. This range of multiples reflects Oppenheimer's estimate of reasonable market expectations for trading values in the future. The after-tax cash flows and terminal values were discounted to present values using different rates (ranging from 11%-16%) chosen to reflect different assumptions regarding the required rates of return. The Company's weighted average cost of capital is approximately 11%, but Oppenheimer believes 15%-16% is more reasonable given market expectations. Oppenheimer prepared a discounted cash flow analysis, using the Company's earning estimates for 1998. Fiscal year 1999 was derived by taking the average net income margins for the last 6 months of forecasted 1998 (with a 5% reduction) multiplied by forecasted operating revenues minus corporate expense. Fiscal year 2000 to fiscal year 2002 is assumed to grow at that same rate. This analysis, using a 15% and 16% discount rate, indicated an implied range of values of the Company ranging from $157.4 million to $152.1 million.

Comparable Transactions Analysis. Oppenheimer compared the financial terms of the Merger to the financial terms, to the extent publicly available, of seven transactions Oppenheimer believed to be comparable for purposes of determining the imputed values of the Share Purchase and the Merger.

    The seven recent acquisitions involving companies providing accounts receivable management services included the following: Allied Bond & Collection Agency/Union Corporation; Payco American Corporation/OSI Holdings Corporation (now known as Outsourcing Solutions Inc.); National Revenue/ Deluxe Corp.; National Action Financial Services/Sitel Corp.; Trans Union Corp. (Collections Division)/ NCO; Management Adjustment Bureau/NCO and CRW Financial, Inc. (Collections Division)/NCO.

    For each of these transactions, Oppenheimer reviewed firm value/trailing twelve months multiples to sales, earnings before interest and taxes ("EBIT") and EBITDA. Oppenheimer calculated the Company's firm value/trailing twelve months multiples to sales, EBIT and EBITDA to be 1.5, 9.2 and 11.9, respectively. The comparable accounts receivable companies reviewed by Oppenheimer had a mean firm value/ trailing twelve months multiples to Sales, EBIT and EBITDA of 1.1, 6.6 and 12.8, respectively. In addition, for each of these transactions, Oppenheimer calculated the high, mean, median, and trimmed mean of offer value/trailing twelve months multiples to net income and book value and compared the results of these calculations to calculations made by Oppenheimer for the proposed Merger. The Company's offer value/trailing twelve months multiples to net income and book value of 22.7 and 2.7, respectively, were both lower than the comparable accounts receivable companies of 23.2 and 8.2, respectively.

    The purchase price of $31.50 per share is above the mean and median averages for both the imputed firm value and the imputed equity value. The offer price is nearly 11% higher than the mean imputed firm value and over 28% greater than the median imputed firm value. The mean imputed equity value is $31.39, while the median imputed equity value of the Company is $27.54, 14.4% lower than the $31.50 purchase price.

    In preforming its analyses, Oppenheimer made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Oppenheimer are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely to enable Oppenheimer to render its December 22, 1997 written opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold.

    In determining the valuation for the Company, Oppenheimer also considered these valuation factors: 1) History of Sales Process: Oppenheimer conducted two separate exclusive sales efforts for the Company.

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Approximately seventy parties were contacted during the first exclusive sales effort which started in 1994. The bids that were received were not deemed acceptable by management and the Board of Directors. Approximately two hundred parties were contacted for the second exclusive sale effort conducted during 1996. More than half of the seventeen parties that submitted bids dropped out due to concerns relating to environmental matters. The one party that was selected to proceed ultimately lowered its bid because of concerns relating to environmental matters, and the transaction was terminated due to concerns relating to environmental matters and price issues. 2) Environmental Matters:
The Company has accrued approximately $4 million for future liabilities relating to environmental matters. A large number of potential bidders in the previous sales processes either dropped from the bidding process or deeply discounted their bids due to varying estimates on future liabilities relating to environmental matters. 3) Corporate History: The Company has a history of uneven earnings growth and periodic write-offs, prior to fiscal year 1996. Moreover, the initial terms of several of the Company's large call center outsourcing contracts are scheduled to expire within eighteen months.

    The Company's Board retained Oppenheimer based upon its experience and expertise. Oppenheimer is a nationally recognized investment banking and advisory firm. Oppenheimer, as part of its investment banking business, is continuously engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the course of its market making and other trading activities, Oppenheimer may, from time to time, have a long or short position in, and may buy or sell, securities of the Company both for its own account and for the accounts of customers.

    As compensation for Oppenheimer's services as financial advisor, the Company has agreed to pay Oppenheimer a fee equal to $4,250,000, plus reasonable out-of-pocket expenses. The Company has been informed that, of this amount, a research analyst formerly employed by Oppenheimer and currently employed by Lazard Freres & Co. will be entitled to 10% of the net fee paid by the Company to Oppenheimer.

Reasons for Recommendation.

    In reaching its conclusions set forth in Item 4(a), above, the Board of Directors considered a number of factors, including, without limitation, the following:

        (i) the opinion of Oppenheimer, described above, to the effect that, as of the date of Oppenheimer's opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to the stockholders of the Company;

        (ii) a review of the financial condition, results of operations, business and prospects of the Company;

       (iii) the terms and conditions of the Merger Agreement, including the Offer, and the Tender Agreement;

        (iv) a review of the possible alternatives to the Offer and the Merger, including, among others, the possibility of continuing to operate the Company as an independent entity;

        (v) the extensive efforts to locate a suitable purchaser for the Company at an appropriate price, the certainty of the transaction with Parent and the availability to Parent of committed financing; and

        (vi) the trading price of the Shares, and that the $31.50 price per share to be paid to the stockholders of the Company in the Offer and the Merger represents a premium of approximately 14.5% over the closing price for the Shares on The New York Stock Exchange on December 22, 1997, the last trading day prior to the public announcement of the Merger Agreement.

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    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors found it impracticable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination.

ITEM 8. OF THE SCHEDULE 14D-9 IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THERETO THE FOLLOWING:

    On December 29, 1997, a putative class action lawsuit captioned JERRY TODER
V. WILLIAM B. HEWITT, MELVIN L. COOPER, GORDON S. DUNN, ROBERT A. KERR, JAMES C. MILLER III, HERBERT R. SILVER, HERBERT A. DENTON, ROBERT A. MARSHALL, JAMES M. MCCORMICK, OUTSOURCING SOLUTIONS INC., SHERMAN ACQUISITION CORPORATION AND THE UNION CORPORATION, (C.A. No. 16106-NC) (the "Action") was filed in the Court of Chancery in the State of Delaware, New Castle County on behalf of the public shareholders of the Company.

    The Action alleges that the Merger Consideration and the terms of the Merger are inadequate and unfair. The Action also asserts, among other things, that the members of the Company's Board of Directors named as defendants (the "Director Defendants"), have, in violation of their fiduciary duties, failed to maximize shareholder value, to conduct an adequate market check, to act independently and to properly inform themselves of the Company's value. No class action has been certified in this matter.

    The complaint seeks a declaration that: (i) the action is properly maintainable as a class action and certifying plaintiff as the representative of the class; (ii) defendants have breached and are breaching their fiduciary and other duties to plaintiff and other members of the potential class and (iii) the proposed transaction is a legal nullity. The complaint also seeks to enjoin defendants and their agents from proceeding with, consummating or closing the proposed transaction or, alternatively, to rescind the transaction in the event that the transaction is consummated. The complaint also seeks compensatory damages, in an amount to be determined at trial, together with pre-judgment and post-judgment interest, attorney's fees and costs.

    The Company believes the Action to be baseless and without merit and that it intends to vigorously defend this matter. Parent and Purchaser have informed the Company that they also intend to vigorously defend this matter.

    Separately, on January 13, 1998, the Company, Purchaser and Parent each received notification from the Federal Trade Commission that their request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the Offer and the Merger has been granted. The termination is effective as of January 13, 1998. The consummation of the Offer and the Merger are subject to certain additional terms and conditions, as set forth in the Schedule 14D-9 and the Offer to Purchase.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE UNION CORPORATION

                                          By: /s/ Nicholas P. Gill
                                             -----------------------------------

                                              Nicholas P. Gill
                                             Executive Vice President, Chief
                                              Financial
                                             Officer, Secretary and Treasurer

Dated: January 14, 1998

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